GHOST FLOWER

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Wellness You Can Wear. The world's only activewear designed to activate your Qi.

ghostflower.com Houston TX





Technology Main Street Retail Yoga Lifestyle

Highlights

1. 2021 off to a roaring start with revenues more than doubling through the end of June.
2. Founders are personally investing with over $2.3 million to-date and are again purchasing shares.
3. Many popular items continuously selling out requiring a special run in

3 Many popular items continuously selling out requiring a special run in March to replenish.

4 New accelerated omni channel growth strategy that includes pop-up and experiential retail stores.

5 High customer satisfaction: 95% of reviews are 5-star and returning customers over 32%

6 Featured in Vanity Fair, Vogue, Shape, Goop, Thrive Global, and Cut

7 Integrating online training classes with Ghost Flower activewear led by co-founders Bonnie and Kaita

8 Co-Founder Bonnie Crotzer's facia flossing online classes featured in Vanity Fair and Goop.

Our Team



Susan Peebler Founder, CEO

An accomplished geophysicist who switched careers to follow her passion for building a reimagined activewear company. It was her vision to create activewear that would integrate eastern and western medicine within the designs.

Different than activewear companies led by fashion experts, Ghost Flower originated from our Founders life-changing experience of healing her back injury using stretch and yoga. Our team created activewear to empower women to understand how they can also self-heal and re-energize their bodies, and look great doing it!



Robert Peebler Co-Founder, Executive Chairman

Strong Executive experience including CEO of two small cap publicly traded companies (nasdaq, NYSE), plus a serial entrepreneur with hands-on experience building and investing in both B2B and B2C consumer businesses.



Bonnie Crotzer Co-Founder, Business Development Manager, NY

An expert in dance, resistive stretching and yoga. She has been active in all aspects of the business. Bon has been a hands-on co-founder who has

all aspects of the business. Don has been a hands-on co-founder who has helped shape the vision, co-created the Ghost Flower yoga practice, and runs our social media platform.

SEE MORE



Ghost Flower 2.0

Forward-Looking Statements

Certain information set forth in this presentation contains "forward-looking information", including "future-oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company's business, projects, and partnerships; (iv) execution of the Company's vision and growth strategy, including with respect to future Popup and other retail stores, Affiliate partnerships, and other growth strategies; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's programs that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

2020 was a Blockbuster Year

3X in sales with YOY growth of 235%



Revenue

$250,000.00

$200,000.00





We expanded our Collection



Invested in digital marketing

Ghost Flower
Sponsored ·

Loved by Vogue, Goop, The Cut and Shape Magazine—meet the only luxury activewear designed with acupressure points   ...See More

AS SEEN IN

VOGUE goop SHAPE

THE CUT VANITY FAIR

GHOSTFLOWER.COM
25% Off with code: ACTIVE25   SHOP NOW
The world's first acupressure athle...



Launched Popular Online Stretch Classes, Guided by Ghost Flower Apparel

VANITY FAIR

Fascia Flossing with Ghost Flower's Bonnie Crotzer



GOOP'S 6 FAVORITE WAYS TO SWEAT THIS WEEK: THE FASCIA RELEASE



★★★★★
WOW
Great fabric, color & fit.

★★★★★
NICE FIT
Fit is perfect. Super comfortable and light. Feels like second skin.

★★★★★
LIKE A HEAVENLY GLOVE
I was anxious about a onesie being a petite woman but this fit wonderfully. I can tell that it would be flattering on almost any size but was tickled am 4'11" 100lbs and the XS was a good fit but has a lot of stretch too! The fabric is soft and comfy but breathable. Great for climbing in!

★★★★★
BEST LEGGINGS
High quality, extremely flattering and comfortable! I love these leggings and have worn them a million times and yet they don't wear out!

★★★★★
BEST ONSIE HANDS-DOWN
best thing to work out in and yoga practice



★★★★★
FREAKIN LOVE THESE BIKER SHORTS!
Ghostflower does it again, super comfortable, flattering and high quality shorts



★★★★★
EXCELLENT STYLE/PERFECTLY FITTING FOR CURVY BODY TYPE
Simply in live with this product. I have the Burgundy also. This is my second onesie.

Received 5-star Customer Ratings

Sold out of many popular items within 2 months



- Emergency restock in March

- Initial premise behind raise: replenish inventory to keep up with increased demand



April: Major Market Disruption


Total sales
View report
$126,533.12
↑150%
Online Store
↑ 148%
Returnly Returns Manager
3,233.29
SALES OVER TIME
40K
30K
20K
10K
0
Jan
Feb
Mar
Apr
May
Jun
Jan 1–Jun 30, 2020
Jan 1–Jun 30, 2021

Apple's Moves to Tighten Flow of User Data Leave Advertisers Anxious

Brands and ad-tech firms say tech giant's push to limit how users are tracked will hurt business, with some questioning privacy rationale



While Apple's earlier moves affected only apps within its iOS operating system, the latest changes have broader ramifications for web tracking.

The Big Pivot | 100% Online to Omnichannel Approach


Email
Influencers
Facebook/Instagram
Google ads
Affiliate Program
Email/Txt
Retail Store
Facebook

Affiliate Platform:

Manage multiple influencers, ambassadors,


CHINESE MEDICINE SERVICES
Visit Our NYC Studio
of Qi

partners

They become our virtual sales force






Retail "Pop-up" Store







Future: Ghost Flower's Flagship Experiential Retail Store

Immersive Wellness Experience







Movement classes based on Ghost Flower Apparel

Acupuncture, acupressure massage

Hyper-oxygenated soaking tubs for post-workout recovery, health



Movement room can be converted into lecture room with floor to ceiling digital wall

Plant-based snacks; curated health related items for sale

Retail tastefully displayed behind art walls



WELLNESS YOU CAN WEAR

The world's only activewear scientifically engineered to activate your Qi. Feel Your Energy...

▸ SHOP ALL

Reposition as a Health & Wellness Brand
Take advantage of our difference

Post-Purchase
Educational Emails:

Customers learn there's
more to their purchase



LU 2
Lung clearing

LU 7
Sore throat
and cough relief

than elegant clothes


Grief release
LI 11
Skin support
LI 4
Master point for pain and headache relief, digestion and more
LI 10
Immune boosting


LU2
Clear the Lungs
Look for the points on your white or grey long sleeve Metal top

Videos show how to use the clothing as a guide to wellness

Different illustration for each element


GB 30
Hip Opener
GB 31
IT Band Relief
GB 34
Tendon and ligament support, soreness relief
LV 5
Liver health boosting
There's more to explore. Follow the link below to learn about the specific acupressure points and energy seams found on your Wood Onesie.
LEARN MORE

Revenue


Total Revenues
$6,000,000
$5,000,000
$4,000,000

Projections



$3,000,000
$2,000,000
$1,000,000
$0
2021
2022
2023
2024
2025

This slide contains forward-looking projections that cannot be guaranteed.

Online Business										
Year	2021	%	2022	%	2023		2024		2025	
Online Direct	$240,323	54%	$382,500	23%	$562,500	27%	$812,813	25%	$1,300,500	23%
Online Affiliate	$40,500	9%	$324,000	20%	$540,000	26%	$675,000	21%	$810,000	14%
***Online Revenues**	**$280,823**	**63%**	**$1,174,500**	**72%**	**$1,585,500**	**77%**	**$1,487,813**	**45%**	**$2,110,500**	37%
Pop-Up/Store	**$164,500**	37%	**$468,000**	28%	**$483,000**	23%	**$0**	0%	**$0**	0%
Wellness Place	**$0**	0%	**$0**	0%	**$0**	0%	**$1,786,947**	55%	**$3,573,893**	63%
Total Revenues	**$445,323**	100%	**$1,642,500**	100%	**$2,068,500**	100%	**$3,274,759**		**$5,684,393**	100%

Revenue Distribution

This slide contains forward-looking projections that cannot be guaranteed.

Use of Proceeds

- Replenish inventory: Pop-up, holiday season surge
- Rent; expenses for Pop-up
- Marketing, operating expenses
- Design fees for flagship experiential store
- Wefunder fees



Raising up to $400K with a minimum of $50K and a target of $300K

Deal Terms

Post Valuation of $3 million compared to $2.5 million with last year's raise

Early Bird offering for the first $150K at a discounted price of 30%. ($.78/share vs full price of $1.11)

Current shareholders will have an exclusive two week period from launch date.

We anticipate closing raise end of September.

Details can be found on the WEFunder Site once the raise is launched.



GHOST FLOWER

Thank you